SUPPLEMENT NO. 1 DATED FEBRUARY 10, 1997
                      TO PROSPECTUS DATED NOVEMBER 19, 1996



                      APPLE RESIDENTIAL INCOME TRUST, INC.

   The following information supplements the Prospectus of Apple Residential Income Trust, Inc. dated November 19, 1996 and is part of such Prospectus. Prospective investors should carefully review both the Prospectus and this Supplement.

                             STATUS OF THE OFFERING.


   As of January 31, 1997, the Company had closed the sale to investors of $1,666,666.67 Shares at $9 per Share, and 1,691,137.73 Shares at $10 per Share, representing aggregate gross proceeds to the Company of $31,911,377.


                 AUTHORIZATION FOR ADDITIONAL SHARE ISSUANCE.


   On February 10, 1997, in response to a request from Cornerstone Realty Income Trust, Inc. ("Cornerstone"), the Company's Board of Directors authorized the grant to Cornerstone of a continuing right to purchase such number of Shares of the Company as would, following any such purchase, be up to but not in excess of 9.8% of the total number of Shares of the Company then outstanding. This right will continue for so long as the Company's Initial Offering continues, and the purchase price for such Shares under such right would be the current public offering price less the Selling Commissions and Marketing Expense Allowance payable with respect thereto. Shares sold to Cornerstone pursuant to this right would be in addition to, and not part of, the offering made by the Prospectus.


   The Company elected to grant to Cornerstone this ongoing right because it determined that the issuance of Shares in this manner would represent an appropriate and financially prudent method of raising additional equity for the Company. Glade M. Knight, who is a Director and the Chairman and President of the Company, also serves as a Director, and the Chairman and Chief Executive Officer of Cornerstone. To the extent that Cornerstone exercises its right to acquire up to 9.8% of the outstanding Shares of the Company, Cornerstone may become one of the largest, or perhaps the largest, shareholder of the Company, with commensurate voting power.

                             PROPERTY ACQUISITIONS.

   On January 28, 1997, the Company acquired the Brookfield Apartments in Dallas, Texas, on January 30, 1997, the Company acquired the Eagle Crest I & II Apartments in Irving, Texas, and on January 31, 1997, the Company acquired the Tahoe Apartments in Arlington, Texas. Additional information on these properties is provided below.

                              BROOKFIELD APARTMENTS
                                  DALLAS, TEXAS


   On January 28, 1997, effective January 1, 1997, the Company purchased the Brookfield Apartments, a 232-unit apartment complex having an address of 4060 Preferred Place, Dallas, Texas (the "Property").


   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $5,458,485, which was paid entirely in cash using proceeds from the sale of Shares. Title to the Property was conveyed to the Company by limited warranty deed.


   LOCATION. The following information is based in part upon information provided by the Dallas Chamber of Commerce.


   The Property is located in south Dallas, within the Dallas/Fort Worth Consolidated Metropolitan Statistical area, or as it is called locally, "The Metroplex." The Dallas/Fort Worth Metroplex is in the north-central part of Texas and is composed of nine counties. The 1996 population of The Metroplex was approximately 4,400,000. Dallas is the second largest city in the state, behind Houston.


   The economy of the Dallas/Fort Worth area is complex and diversified. Key economic factors include a large manufacturing base (including as products military hardware, electronics, automobiles, industrial equipment, oil-field parts, food products and chemicals), banking, insurance services, communications, oil and gas production and air transportation. Major employers in the area include Texas Instruments, Southwestern Bell, General Motors, J. C. Penney, NationsBank and Vought Aircraft Company.


   The Metroplex is also an established transportation center for the nation. The Dallas/Fort Worth International Airport occupies approximately 17,800 acres of land between the two cities. It is the largest commercial airport in the United States in terms of land area, and is the fourth busiest airport in the world, with 1,700 daily arrivals and departures.

   The area also has a well-established system of interstate highways and supporting secondary routes. The Metroplex is located at the hub of Interstates 35, 45, 20 and 30. Two outer loops, Interstate 635 in Dallas and Interstate 820 in Fort Worth, surround the respective cities.

   The many institutions of higher learning in the area include Southern Methodist University, the University of Texas at Dallas, the University of Texas at Arlington, the University of North Texas, and Texas Christian University.


   The Property is located in a well-established area of Dallas near the Red Bird Mall. The area is characterized by various retail centers, restaurants and businesses. Downtown Dallas is an approximately 15-minute drive from the Property. The Property is an approximately 25-minute drive from Dallas/Fort Worth International Airport.


   DESCRIPTION OF THE PROPERTY. The Property consists of 232 garden-style apartments located in 15 two- and three-story buildings on approximately seven acres of land. The Property was completed in 1984.

   The Company believes that the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $232,000 of the proceeds of its offering of Shares for repairs and improvements, including clubhouse renovation, painting, wood replacement, and parking lot repair.

   The Property offers seven different unit types. The unit mix and rents currently being charged new tenants as of January, 1997 are as follows:

                                                       APPROXIMATE
                                                         INTERIOR
                                                          SQUARE     MONTHLY
 QUANTITY                      TYPE                      FOOTAGE      RENTAL
----------  ----------------------------------------- ------------- ---------
 39         One bedroom, one bath                        578           $380
  9         One bedroom, one bath (view)                 578            390
 36         One bedroom, one bath w/sunroom              658            405
 12         One bedroom, one bath w/sunroom (view)       658            415
 24         One bedroom, one bath w/WD connections       669            430
            One bedroom, one bath w/WD connections,
 48          FP, bookshelves                             661            440
            Two bedrooms, two baths w/WD connections,
 64          FP, bookshelves                             913            565


   The apartments provide a combined total of approximately 165,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased gradually. As an example, a two-bedroom, two-bath apartment rented for $520 in 1992, $520 in 1993, $530 in 1994, $545 in 1995, and $565 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $7.11, $7.11, $7.24, $7.45 and $7.72, respectively.

   The buildings are wood frame construction with a combination of brick veneer and masonite hardboard exteriors on reinforced concrete slab foundations. Roofs are sloped fiberglass shingles on plywood.

   The Property has an outdoor swimming pool with a large deck, a hot tub, a controlled access entrance and exit gate, and covered parking for approximately 232 vehicles. The Property also includes a clubhouse with a leasing office. There is also uncovered paved parking for residents.

   Apartment units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a television hook-up, mini-blinds, drapes on sliding glass doors and individually controlled heating and air-conditioning unit. Each kitchen is equipped with a refrigerator/freezer with ice maker, electric range and oven, dishwasher and garbage disposal. Also, as indicated in the table above, some units have a woodburning fireplace, a utility area with washer/dryer connections, bookshelves, ceiling fans or a sunroom. The owner of the Property pays for cold water, sewer service, gas usage for hot water and trash removal. Tenants pay for their electricity service, which includes cooking, lighting, heating and air-conditioning.


   There are at least 10 apartment properties which compete with the Property. All offer similar amenities and generally have rents that are higher when compared with those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 90%.


   According to information provided by the seller, physical occupancy at the Property averaged approximately 92% in 1992, 93% in 1993, 93% in 1994, 94% in 1995 and 97% in 1996. On January 1, 1997, the Property was 98% occupied. The residents are a mix of blue-collar and white-collar workers, students and retired persons.

   The following  table sets forth the 1996 real estate tax  information  on the
Property:
                                        ASSESSED
               JURISDICTION               VALUE       RATE         TAX
             ----------------         ------------ ---------- -------------
County of Dallas...................     $5,038,370   $0.46255   $ 23,304.98
City of Dallas.....................      5,038,370    2.13063    107,349.02
                                                               -------------
 Total.............................                             $130,654.00

   The basis of the depreciable residential real property portion of the Property (currently estimated at about $3,980,880) will be depreciated over a
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.


   The Advisor and the Company believe that the Property is and will be continue to be adequately covered by property and liability insurance.


   ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Realty Group, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $109,170. Apple
Residential Management Group, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.


                          EAGLE CREST I & II APARTMENTS
                                  IRVING, TEXAS

   On January 30, 1997, effective January 1, 1997, the Company purchased the Eagle Crest I & II Apartments, a 484-unit apartment complex having an address of 4013 West Northgate, Irving, Texas (the "Property").

   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $15,650,000, which the Company paid entirely in cash using proceeds from the sale of the Shares. Title to the Property was conveyed to the Company by limited warranty deed.

   LOCATION. See above under "Brookfield Apartments" for a description of the greater Dallas/Fort Worth Consolidated Metropolitan Statistical Area, which includes Irving, Texas.

   Irving is  approximately  eight  miles  west of the Dallas  central  business district and approximately 25 miles east of downtown Fort Worth. Irving is a relatively young city with a majority of its development occurring during the latter half of this century. The location of Irving between Dallas and Fort Worth, and near Dallas/Fort Worth International Airport, has enabled it to
garner  a  large  portion  of  the  area's  recent   commercial  and  industrial
development.

   Irving is the site of Las Colinas, one of the nation's largest master-planned real estate developments. The development occupies approximately 12,500 acres and includes residential developments, office space, research, distribution and light industrial facilities, four golf courses, the Las Colinas Sports Club and an equestrian center.

   Las Colinas is targeted to large employers and is the home of numerous regional and national businesses. The Irving employment sector is primarily white-collar. Significant employers in Las Colinas include Exxon, GTE, Aetna, Abbott Laboratories, Boeing, US Sprint, Computer Associates, Allstate Insurance, Zale Jewelers and the Federal Home Loan Bank Board. In addition, Columbia/HCA Health Care Corporation recently signed an agreement to buy approximately 28 acres in the development. The plans for the land include a community hospital with medical office complex and a full-service acute-care facility.

   Irving has a well-defined highway system. The city is connected to Dallas by State Highway 114 on the northeast, State Highway 183 in its central portion and Interstate 30 on the south.

   The Property is located off of Belt Line Road in Irving. The immediate neighborhood includes other multi-family communities, and residential, commercial and retail development. The Property is conveniently located near restaurants, businesses, schools, and churches, and is readily accessible from Highways 161 and 183. The Property is an approximately 5-minute drive from Dallas/Fort Worth International Airport.

   DESCRIPTION OF THE PROPERTY. The Property consists of 484 apartment units in 31 two- and three-story buildings on approximately 18 acres of land. There are 296 apartment units in Phase I, which was built in 1983, and 188 apartment units in Phase II, which was built in 1985.


   The Company believes that the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $968,000 for repairs and improvements, including clubhouse renovations, structural repair of shrink/swell soil conditions, painting, and wood replacement.


   The Property offers a wide range of units types. The unit mix and rents currently being charged new tenants as of January, 1997 are as follows:

                                                   APPROXIMATE
                                                     INTERIOR
                                                      SQUARE      MONTHLY
 QUANTITY                    TYPE                    FOOTAGE       RENTAL
----------  ------------------------------------- ------------- -----------
116         One bedroom, one bath                    698           $480-$490
120         One bedroom, one bath                    796            515-525
  4         One bedroom, one bath, sunroom, bar      798            540-560
 48         One bedroom, one bath                    896            580-590
 24         Two bedrooms, one bath                   912            580-590
 63         Two bedrooms, two baths                 1023            645-665
 80         Two bedrooms, two baths                 1089            675-695
  1         Two bedrooms, two baths, sunroom        1123                705
  4         Two bedrooms, two baths, sunroom, bar   1189                735
 21         Two bedrooms, two baths                 1124            715-725
  3         Two bedrooms, two baths, sunroom        1224                785

   The apartments provide a combined total of approximately 429,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased gradually. As an example, a one-bedroom, one-bath apartment rented for $445 in 1992, $445 in 1993, $445 in 1994, $469 in 1995, and $485 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $7.17, $7.17, $7.17, $7.56 and $7.81, respectively.

   The buildings are wood frame construction with a combination of brick veneer and masonite hardboard siding on reinforced concrete slab foundations.
Roofs are sloped fiberglass shingles over plywood.

   The Property has three outdoor swimming pools, two jacuzzis, three laundry facilities, a fitness building, gas grills and ice machines. The Property also has a clubhouse with a leasing office. There is ample paved parking for residents.

   Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer, electric range and oven, double stainless steel sink, a dishwasher and garbage disposal. All apartment units include washer/dryer connections for full-sized appliances. Some apartment units feature additional amenities, such as linen closets, a fireplace with mantle, ceiling fans, a pantry closet, a dry bar, an entertainment center, vaulted ceilings, a sunroom and greenhouse windows. The owner of the Property pays for cold water, gas for hot water, sewer service, and trash removal. The tenants pay for their electricity usage, which includes cooking, lighting, heating and air-conditioning.

   There are at least four apartment properties which compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 95%.

   According to information provided by the seller, physical occupancy at the Property averaged approximately 95% in 1992, 94% in 1993, 95% in 1994, 95% in 1995 and 97% in 1996. On January 1, 1997, the Property was 95% occupied. The tenants are a mix of white-collar and blue-collar workers.

   The following  tables set forth the 1996 real estate tax  information  on the
Property:

PHASE I

                                         ASSESSED
                    JURISDICTION           VALUE       RATE          TAX
               ----------------------  ------------ ---------- --------------
County of Dallas....................    $7,900,000   $0.46255   $ 36,541.45
City of Irving......................     7,900,000    0.50860     40,179.40
Irving School District..............     7,900,000    1.66340    131,408.60
                                                               --------------
 Total..............................                            $208,129.45


PHASE II

                                         ASSESSED
                    JURISDICTION           VALUE       RATE         TAX
               ----------------------  ------------ ---------- -------------
County of Dallas.....................   $5,119,340   $0.46255   $ 23,679.51
City of Irving.......................    5,119,340    0.50860     26,036.96
Irving School District...............    5,119,340    1.66340     85,155.10
                                                                -------------
 Total...............................                           $134,871.57
 Grand Total.........................                           $343,001.02

   The basis of the depreciable residential real property portion of the Property (currently estimated at about $10,487,730) will be depreciated over a
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

   The Advisor and the Company believe that the Property is and will be continue to be adequately covered by property and liability insurance.

   ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Realty Group, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $313,000. Apple
Residential Management Group, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

                                TAHOE APARTMENTS
                                ARLINGTON, TEXAS

   On January 31, 1997, effective January 1, 1997, the Company purchased the Tahoe Apartments, a 240-unit apartment complex having an address of 2308 Fair Oaks Drive, Arlington, Texas (the "Property").

   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $5,625,000, which was paid entirely in cash using proceeds from the sale of Shares. Title to the Property was conveyed to the Company by limited warranty deed.

   Location. See above under "Brookfield Apartments" for a description of the greater Dallas/Fort Worth Consolidated Metropolitan Statistical Area, which includes Arlington, Texas.

   The Property is located in the city of Arlington, which is located between Dallas and Fort Worth. Arlington is approximately 13 miles east of the Fort Worth Central Business district and approximately 20 miles west of the Dallas Central Business District.

   Owing in large part to its location between Dallas and Fort Worth, Arlington has become a focus of business development in the area. Major employers include General Motors, National Semiconductor, Johnson & Johnson, Doskocil Manufacturing Company and Arlington Memorial Hospital. The area is also the site of several large warehousing and distribution companies whose primary market is the Metroplex.

   The University of Texas at Arlington has an enrollment of approximately 23,000 students. Arlington also serves as a major medical center for its own population and for residents of outlying communities as well. Arlington Memorial Hospital has a staff of approximately 1,680 and HCA South Arlington Medical Center has approximately 640 employees, making both of them among the largest employers in the city.

   The immediate area surrounding the Property consists of other multifamily housing, residential, commercial and retail development. The Property is conveniently located near restaurants, businesses, schools and churches, and is readily accessible from Interstate 20 and Interstate 30.

   Description of the Property. The Property consists of 240 garden-style apartment units in 18 two- and three-story buildings on approximately 9.8 acres of land. The Property was built in 1979.

   The Company believes that the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $316,000 for repairs and improvements including exterior painting and exterior siding replacement.

   The Property offers five different unit types. The unit mix and rents currently being charged new tenants as of January, 1997 are as follows:

                                             APPROXIMATE
                                               INTERIOR
                                                SQUARE     MONTHLY
 QUANTITY             TYPE                     FOOTAGE      RENTAL
----------  -----------------------          ------------- ---------
64          One bedroom, one bath                 480        $370
64          One bedroom, one bath                 575         404
48          One bedroom, one bath                 634         430
32          Two bedrooms, two baths               941         584
32          Two bedrooms, two baths             1,027         619


   The apartments provide a combined total of approximately 161,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a one bedroom, one bath apartment rented for $320 in 1992, $345 in 1993, $365 in 1994, $394 in 1995, and $404 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $6.41, $6.91, $7.31, $7.89, and $8.09, respectively.

   The buildings are wood frame construction with a combination of brick veneer and masonite hardboard exteriors on reinforced concrete slab foundations. Roofs are sloped fiberglass shingles over plywood.

   The Property has an outdoor swimming pool, a hot tub, two laundry facilities, a fitness center, a sand volleyball court and covered parking for approximately 32 vehicles. The Property also has a clubhouse with a leasing office. There is also uncovered paved parking for residents.

   Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up, miniblinds, vertical blinds and an individually controlled heating and air-conditioning unit. Each kitchen is equipped with a refrigerator/freezer with icemaker, electric range and oven, dishwasher, microwave and garbage disposal. Some units have a woodburning fireplace and washer/dryer connections. The owner of the Property pays for cold water, sewer service, natural gas for hot water and trash removal. Tenants pay for their electricity service, which includes cooking, lighting, heating and air-conditioning.

   There are at least four apartment properties which compete with the Property. All offer similar amenities and generally have rents that are higher when compared with those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 95%.

   According to information provided by the seller, physical occupancy at the Property averaged approximately 94% in 1992, 93% in 1993, 95% in 1994, 89% in 1995 and 94% in 1996. On January 1, 1997, the Property was 88% occupied. The tenants are a mix of white-collar and blue-collar workers.

   The following  table sets forth the 1996 real estate tax  information  on the
Property:

                                                ASSESSED
          JURISDICTION                            VALUE       RATE        TAX
        -----------------                    ------------ ---------- -----------
County of Tarrant..................          $4,500,000   $1.90619   $ 85,778.37
City of Arlington..................           4,500,000    0.64000     28,800.00
                                                                     -----------
 Total ............................                                  $114,578.37


   The basis of the depreciable residential real property portion of the Property (currently estimated at about $4,075,000) will be depreciated over a
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

   The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

   Acquisition and Management Services and Fees. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Realty Group, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $112,500. Apple
Residential Management Group, Inc. will serve as property manager for the Property and for its service will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.